1801 California Street Suite 4900 Denver, CO 80202 303-830-1776 ____________ Facsimile 303-894-9239 www.pattonboggs.com

February 2, 2010	James J. Muchmore 303-894-6154 JMuchmore@pattonboggs.com

Mr. Jeffrey Gordon Staff Accountant U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Re:	Form 8-K Item 4.01 Filed January 25, 2010
File No.: 0-31849

Dear Mr. Gordon:

On behalf of Magnum D’Or Resources, Inc. (the “Company”), this letter provides the Company’s response to the Staff’s comments in its letter dated January 29, 2010 concerning the Company’s Form 8-K filed on January 25, 2010 (the “Form 8-K”).  The responses below are numbered to correspond with the comments in the Staff’s letter.  All information in these responses was provided to us by the Company.

1.           Please amend your Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K.

Response to Comment 1:

In response to the Staff’s comments, on February 2, 2010 the Company filed Amendment No. 1 to Form 8-K with the SEC indicating that effective January 19, 2010, the Company dismissed its former independent registered public accounting firm.

Mr. Jeffrey Gordon
February 2, 2010

2.           To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response to Comment 2:

When the Company filed Amendment No. 1 to Form 8-K on February 1, 2010, it included an updated Exhibit 16 letter from its former accountants stating that the former accountant agreed with the statements made in the revised Form 8-K.

In connection with the Company’s response to the SEC’s comments, the Company acknowledges the following:  (i) the Company is responsible for the adequacy and accuracy of the disclosure in its Amendment No. 1 to Form 8-K; (ii) Staff comments or changes to disclosure in response to Staff comments in the Company’s filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Amendment No. 1 to Form 8-K; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you wish to discuss any of these matters, please contact me at (303) 894-6154.

Very truly yours,

PATTON BOGGS LLP

By:	/s/ James J. Muchmore
James J. Muchmore

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